Filed pursuant to Rule 433
May 11, 2011
Preliminary Prospectus Supplement dated May 11, 2011 to
Prospectus dated December 4, 2008
Registration No. 333-155932
General Mills, Inc.
$300,000,000 1.55% Notes due 2014
Pricing Term Sheet
May 11, 2011

Issuer:	General Mills, Inc.

Size:	$300,000,000

Maturity:	May 16, 2014

Coupon:	1.55%

Price to Public:	99.994%

Yield to maturity:	1.552%

Spread to Benchmark Treasury:	63 basis points

Benchmark Treasury:	1.25% due 4/15/2014

Benchmark Treasury Price & Yield:	100-30 1/4%; 0.922%

Interest Payment Dates:	May 16 and November 16, commencing November 16, 2011

Day Count Convention:	30/360

Redemption Provisions:

Make-whole call:	At any time at a discount rate of U.S. Treasury plus 10 basis points

Change of Control Offer to Purchase:	If a change of control triggering event occurs, unless General Mills has exercised its right to redeem the notes, it will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Pricing:	May 11, 2011

Settlement:	May 16, 2011

Use of Proceeds:	To repay a portion of outstanding commercial paper

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	370334 BL7 / US370334BL73

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc.
Simultaneously with this offering, we are offering $400,000,000 Floating Rate Notes due 2014 pursuant to a prospectus supplement dated May 11, 2011. This offering is not conditioned upon the closing of the offering of $400,000,000 Floating Rate Notes due 2014.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.